Mail Stop 4561

February 25, 2008

Mr. Laurence S. Geller
President, Chief Executive Officer, and Director
Strategic Hotels & Resorts, Inc.
200 West Madison Street
Suite 1700
Chicago, Illinois   60606-3415

   Re: **Strategic Hotels & Resorts, Inc.**
      Form 10-K for the year ended December 31, 2006
      Filed 3/01/07
      File No. 001-32223

Dear Mr. Geller:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Daniel L. Gordon
       Branch Chief